UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EOS ENERGY ENTERPRISES, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

29415C101
(CUSIP Number)

Cerberus Capital Management II, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100 Attn: Alexander D. Benjamin, Senior Managing Director and Chief Legal Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29415C101

1	NAMES OF REPORTING PERSONS
Cerberus Capital Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
104,022,720 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
104,022,720 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,022,720 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.4% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1) Includes 43,276,194 shares of Common Stock of Eos Energy Enterprises, Inc. (the “Issuer”) issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein), 31,940,063 shares of Common Stock of the Issuer issuable upon conversion of 31.940063 shares of Series B-1 Preferred Stock (as defined in Item 4 below), and 28,806,463 shares of Common Stock of the Issuer issuable upon conversion of 28.806463 shares of Series B-2 Preferred Stock (as defined in Item 4 below).
(2) Based on 216,879,703 shares of Common Stock outstanding as of August 29, 2024, based on information received from the Issuer.

CUSIP No. 29415C101

1	NAMES OF REPORTING PERSONS
CCM Denali Equity Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
104,022,720 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
104,022,720 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,022,720 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.4% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 43,276,194 shares of Common Stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein), 31,940,063 shares of Common Stock of the Issuer issuable upon conversion of 31.940063 shares of Series B-1 Preferred Stock (as defined in Item 4 below), and 28,806,463 shares of Common Stock of the Issuer issuable upon conversion of 28.806463 shares of Series B-2 Preferred Stock (as defined in Item 4 below).
(2) Based on 216,879,703 shares of Common Stock outstanding as of August 29, 2024, based on information received from the Issuer.

CUSIP No. 29415C101

1	NAMES OF REPORTING PERSONS
CCM Denali Equity Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
104,022,720 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
104,022,720 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,022,720 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.4% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 43,276,194 shares of Common Stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein), 31,940,063 shares of Common Stock of the Issuer issuable upon conversion of 31.940063 shares of Series B-1 Preferred Stock (as defined in Item 4 below), and 28,806,463 shares of Common Stock of the Issuer issuable upon conversion of 28.806463 shares of Series B-2 Preferred Stock (as defined in Item 4 below).
(2) Based on 216,879,703 shares of Common Stock outstanding as of August 29, 2024, based on information received from the Issuer.

AMENDMENT NO. 3 TO SCHEDULE 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Cerberus Capital Management II, L.P. (“Cerberus Capital Management II”), CCM Denali Equity Holdings, LP (“CCM Denali Equity”) and CCM Denali Equity Holdings GP, LLC (“CCM Denali Equity GP”, and together with Cerberus Capital Management II and CCM Denali Equity, the “Reporting Persons”) on June 28, 2024, as amended by Amendment No. 1 filed on July 29, 2024, and Amendment No. 2 filed on September 3, 2024.  This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the addition of the following:

The information in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

As previously disclosed, pursuant to the terms of the Credit Agreement and Securities Purchase Agreement, the Issuer issued (i) 59 shares of Series A-1 Non-Voting Non-Convertible Preferred Stock (the “Series A-1 Preferred Stock”), (ii) a warrant to purchase 43,276,194 shares of Common Stock (the “Warrant”), and (iii) 7 shares of Series A-2 Non-Voting Non-Convertible Preferred Stock (the “Series A-2 Preferred Stock”) to Cerberus Denali Equity. If stockholder approval of the issuance to Cerberus Denali Equity of more than 19.99% of the Issuer’s outstanding Common Stock as of June 21, 2024 (“Stockholder Approval”) were obtained, the shares of Series A-1 Preferred Stock issued prior to Stockholder Approval would become convertible into a number of shares of Series B-1 Non-Voting Convertible Preferred Stock (“Series “B-1 Preferred Stock”) that would be convertible into an equal number of shares of Common Stock as then represented by the liquidation value of the Series A-1 Preferred Stock; the shares of Series A-2 Preferred Stock issued prior to Stockholder Approval would become convertible into a number of shares of Series B-2 Non-Voting Convertible Preferred Stock (“Series B-2 Preferred Stock”, and together with the Series B-1 Preferred Stock, the “Series B Preferred Stock”) that would be convertible into an equal number of shares of Common Stock as then represented by the liquidation value of the Series A-2 Preferred Stock; and the Warrant Conversion Cap would increase to 49.9%.

On September 10, 2024, the Issuer held a Special Meeting of Stockholders and obtained the Stockholder Approval.  On September 12, 2024, (i) the 59 shares of Series A-1 Preferred Stock held by CCM Denali Equity converted into 31.940063 shares of Series B-1 Preferred Stock, which shares of Series B-1 Preferred Stock were convertible into an aggregate of 31,940,063 shares of Common Stock, and (ii) the 7 shares of Series A-2 Preferred Stock held by CCM Denali Equity converted into 28.806463 shares of Series B-2 Preferred Stock, which shares of Series B-2 Preferred Stock were convertible into an aggregate of 28,806,463 shares of Common Stock.

Series B Preferred Stock Certificates of Designation

On September 11, 2024, the Issuer filed with the Secretary of State of the State of Delaware the Certificate of Designation of Series B-1 Non-Voting Convertible Preferred Stock (the “Series B-1 Certificate of Designation”) and the Certificate of Designation of Series B-2 Non-Voting Convertible Preferred Stock (the “Series B-2 Certificate of Designation,” and, collectively with the Series B-1 Certificate of Designation, the “Series B Certificates of Designation”).

Under the terms of the Series B-1 Certificate of Designation, each share of Series B-1 Preferred Stock has an original issue price of $841,999.99 (the “B-1 Original Issue Price”). Under the terms of the Series B-2 Certificate of Designation, each share of Series B-2 Preferred Stock has an original issue price of $2,322,000 (the “B-2 Original Issue Price”). The shares of the Series B Preferred Stock are non-voting. Each full share of Series B Preferred Stock is initially convertible into 1.0 million shares of Common Stock and will be convertible at the option of the holder at any time through the Maturity Date (as defined in the Credit Agreement). Convertibility of the shares of Series B Preferred Stock is subject to a beneficial ownership limitation of 49.9% of the number of shares of Common Stock that would be outstanding immediately after giving effect to any conversion of the shares of Series B Preferred Stock as further described in the Series B Certificates of Designation. Holders of the Series B Preferred Stock are entitled to receive dividends or distributions on each share of Series B Preferred Stock equal to dividends or distributions actually paid on each share of Common Stock on an as-converted basis.

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Issuer, the holders of the Series B Preferred Stock are entitled to receive distribution of any of the assets or surplus funds of the Issuer pro rata with the holders of the Common Stock and any other holders of the preferred stock of the Issuer issued pursuant to the terms of the Credit Agreement and Securities Purchase Agreement, including the Series B Preferred Stock (the “Investor Preferred Stock”), in an amount equal to such amount per share as would have been payable had all shares of Series B Preferred Stock been converted to Common Stock.

Under the terms of the Series B Certificates of Designation, at all times when the holders of the Investor Preferred Stock beneficially own at least 10% of the capital stock of the Issuer (subject to adjustment as indicated in the Series B Certificates of Designation), such holders of Investor Preferred Stock of the Issuer, exclusively and voting together as a separate class, will have the right to appoint one director to the board of directors of the Issuer (the “Board”). At all times when holders of the Investor Preferred Stock beneficially own at least 15% of the capital stock of the Issuer (subject to adjustment as indicated in the Series B Certificates of Designation), such holders of the Investor Preferred Stock, exclusively and voting together as a separate class, will have the right to appoint a second director to the Board. At all times when holders of the Investor Preferred Stock beneficially own at least 30% of the capital stock of the Issuer (subject to adjustment as indicated in the Series B Certificates of Designation), such holders of the Investor Preferred Stock, exclusively and voting together as a separate class, will have the right to appoint a third director to the Board. At all times when holders of the Investor Preferred Stock beneficially own at least 40% of the capital stock of the Issuer (subject to adjustment as indicated in the Series B Certificates of Designation), such holders of the Preferred Stock, exclusively and voting together as a separate class, will have the right to nominate and designate a fourth director, who shall be designated by the Board or the nominating committee of the Board to a class of common directors and stand for election as a common director on the Board; provided that, the nominating committee of the Board determines that such appointment of the fourth director would not result in a change of control under any Issuer governing documents or applicable law or violate any applicable laws, including requirements of the Securities and Exchange Commission and Nasdaq. In the event that any such fourth director is not approved by the stockholders of the Issuer at the applicable annual meeting of stockholders, the holders of record of the shares of Investor Preferred Stock will have the right to appoint and elect a replacement for such director, pursuant to the approval requirements set forth above. To the extent any of such directors qualify to serve on any committees of the Board, for each such committee for which at least one director is qualified, such director will be invited to serve on such committee of the Board. So long as the holders of the Investor Preferred Stock have a right to appoint a director, the holders thereof will be entitled to appoint a non-voting observer to the Board. At all times when the holders of Investor Preferred Stock have a right to appoint a director, the holders of Investor Preferred Stock shall not vote any shares of Common Stock they receive upon the conversion of any Investor Preferred Stock or the exercise of any Warrants in any election of directors.

At any time after June 21, 2029, in the case of the Series B-1 Preferred Stock, or August 29, 2029, in the case of the Series B-2 Preferred Stock, the outstanding shares of Series B Preferred Stock held by any holder become redeemable for cash at the redemption price. The redemption price will be an amount per share equal to the greater of (i) the B-1 Original Issue Price or B-2 Original Issue Price, as applicable, plus all accrued and unpaid dividends thereon, up to and including the date of redemption and (ii) the number of shares of Common Stock issuable upon conversion of the applicable Series B Preferred Stock multiplied by the average of the closing sale price of the Common Stock for the five business days immediately prior to the date of redemption plus all accrued and unpaid dividends thereon, up to and including the date of redemption. Subject to certain excluded issuances, the Series B Preferred Stock is subject to anti-dilution protection in the number of shares of Common Stock issuable upon conversion.

Until the later of (i) such time when the holders of Investor Preferred Stock shall no longer beneficially own at least 5% of the outstanding capital stock of the Issuer and (ii) June 21, 2029, in the case of the Series B-1 Preferred Stock, or August 29, 2029, in the case of the Series B-2 Preferred Stock, the Investor Preferred Stock shall have certain other protective provisions including, among others, limiting the ability of the Issuer to perform any of the following without the affirmative vote or consent of the holders of the Investor Preferred Stock: (i) liquidate, dissolve or wind-up the business and affairs of the Issuer or effect any event that requires a distribution to the Issuer’s stockholders in accordance to their liquidation preference, or any other merger, consolidation, statutory conversion, transfer, domestication or continuance; (ii) amend, alter, repeal or waive any provision of the certificate of incorporation or bylaws of the Issuer in a manner that adversely affects the special rights, powers, preferences and privileges of the Investor Preferred Stock (or any series thereof); (iii) create or issue or obligate itself to issue shares of, or reclassify, any capital stock other than Excluded Issuances (as defined in the Series B Certificates of Designation); (iv) increase or decrease the authorized number of shares of Investor Preferred Stock, or create any additional class or series of capital stock of the Issuer (other than increases in the number of authorized shares of Common Stock); or (v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Issuer other than (a) redemptions of or dividends or distributions on the Investor Preferred Stock as expressly authorized therein or in the certificate of designation of any Investor Preferred Stock, and (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock.

The Series B Certificates of Designation also contain preemptive rights to participate in certain future equity offerings by the Issuer. If the Issuer proposes to offer or sell any New Securities (as defined in the Series B Certificates of Designation), the Issuer shall first offer such New Securities to the holders of the Series B Preferred Stock. The holder shall be entitled to participate in such offering of New Securities on a pro rata basis, determined by dividing (i) the number of shares of Series B Preferred Stock, on an as-converted basis, held by such holder, by (ii) the total number of shares of Common Stock issued and outstanding at the time of such offering plus the number of shares of Series B Preferred Stock outstanding, on an as-converted basis.

The foregoing description of the Series B-1 Preferred Stock and Series B-2 Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the full text of the Series B-1 Certificate of Designation and Series B-2 Certificate of Designation, copies of which were filed as Exhibits 3.1 and 3.2, respectively, to the Issuer’s Form 8-K filed with the SEC on September 12, 2024, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 216,879,703 shares of Common Stock outstanding as of August 29, 2024, based on information received from the Issuer. The securities of the Issuer reported herein are directly held and beneficially owned by CCM Denali Equity.  CCM Denali Equity GP, as the general partner of CCM Denali Equity, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity.  Cerberus Capital Management II, as the sole member of CCM Denali Equity GP, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity.

(c) The information in Items 3 and 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 4 is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2024

CERBERUS CAPITAL MANAGEMENT II, L.P.
By:        /s/ Alexander D. Benjamin
Name:   Alexander D. Benjamin
Title:     Senior Managing Director and Chief Legal Officer
CCM DENALI EQUITY HOLDINGS, LP
By:        CCM Denali Equity Holdings GP, LLC, its general partner
By:        /s/ Alexander D. Benjamin
Name:   Alexander D. Benjamin
Title:     Manager
CCM DENALI EQUITY HOLDINGS GP, LLC
By:        /s/ Alexander D. Benjamin
Name:   Alexander D. Benjamin
Title:     Manager